Morgan Crucible

RECEIVED

15 A 11:57

07027995

SUPPL

7th November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Tracey Bigmore
Assistant Company Secretary

Enclosure

dw 11/16

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:29 07-Nov-07
Number	2035H

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [i] **:**	THE MORGAN CRUCIBLE COMPANY PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	FORMCHECKBOX
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	FORMCHECKBOX
An event changing the breakdown of voting rights	FORMCHECKBOX
Other (please specify):__Issues Share Capital Changed	FORMCHECKBOX
3. Full name of person(s) subject to the notification obligation [ii] **:**	Resolution Investment Services Limited
4. Full name of shareholder(s) (if different from 3.) [iii] :	
5. Date of the transaction (and date on which the threshold is crossed or reached	

[iv] if different) :	
6. Date on which issuer notified:	06/11/2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering [v] transaction		Resulting situation after the triggering transaction [vi]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006027295					14,545,314		5.27%

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,545,314	5.27%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Resolution Group Plc Resolution Asset Management Limited Resolution Investment Services Limited (indirect) Bank of New York Nominees Ltd (2,225,809 0.81%) Vidacos Nominees Ltd (12,319,505 4.46%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 276,289,680
14. Contact name:	Tracey Bigmore
15. Contact telephone number:	01753 837222

END

Close

END